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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(Cusip Number)

With a copy to:
Jeffrey P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105			Page 2 of 6

1.	Name of Reporting Person: Huneeus Vintners LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 5,556,103(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 5,556,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,556,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46%(1)

14.	Type of Reporting Person (See Instructions): OO(1)

(1)	See Notes (1) and (2) contained in the equivalent table contained in the Schedule 13D (as defined in the Explanatory Note below).

SCHEDULE 13D

CUSIP No. 157639105		Page 3 of 6

EXPLANATORY NOTE

     This Schedule 13D (the “Second Amended Schedule 13D”) is the second amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, and as amended and supplemented by Amendment No. 1 thereto, the "Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the "Issuer”).

     Capitalized terms used but not defined in this Second Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth in this Second Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Second Amended Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment related to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to the Second Amended Schedule 13D.

Item 4. Purpose of the Transaction.

     Response in Item 4 of the Schedule 13D shall be amended and supplemented as follows:

     On July 8, 2004, the Issuer entered into a Confidentiality Agreement with the Reporting Person, the form of which is attached as Exhibit 4 to this Second Amended Schedule 13D (the “Confidentiality Agreement”). It is recommended that the Confidentiality Agreement be read in its entirety for a full understanding of the terms and conditions contained therein.

     Pursuant to the Confidentiality Agreement, subject to certain exceptions contained in the Confidentiality Agreement, each of the Issuer and the Reporting Person agreed to make available to the other party certain information, including certain information regarding the disclosing party, in connection with the consideration of a possible transaction between the Issuer and a corporation to be formed by DBR.

     In addition, pursuant to the Confidentiality Agreement, the Reporting Person agreed that, for the period beginning on July 8, 2004 and ending at the close of business on July 8, 2007 (the “Term”), subject to certain exceptions contained in the Confidentiality Agreement, neither the Reporting Person nor any of its affiliates would (a) effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect, offer or propose to effect or participate in (i) any acquisition of any securities or assets of the Issuer; (ii) any tender or exchange offer, merger, consolidation or other business combination involving the Issuer; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any material portion of the Issuer’s business; or (iv) any solicitation of proxies or consents to vote any voting securities of the Issuer; (b) form, join or in any way participate in a “group” with respect to the securities of the Issuer; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Issuer or propose any matter for submission to a vote of shareholders of the Issuer; (d) take any action which to the knowledge of the Reporting Person requires the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing.

     In addition, pursuant to the Confidentiality Agreement, the Issuer agreed that, during the Term, the Issuer would not disclose any non-public information relating to its business to any person that is known by the Issuer to be considering making, or has made, an Acquisition Proposal (as defined in the Confidentiality Agreement) and that owns less than five percent of the Issuer’s outstanding common stock, unless such person has executed a Third Party Agreement (as defined in the Confidentiality Agreement) with the Issuer containing standstill provisions which are no less favorable to the Issuer than the Standstill (as defined in the Confidentiality Agreement); provided that the Issuer may enter into a Third Party Agreement containing standstill provisions that are less favorable to the Issuer in the aggregate than the Standstill (as defined in the Confidentiality Agreement) if the Issuer notifies the Reporting Person of the terms of such provisions as soon as reasonably practicable after the execution of such Third Party

SCHEDULE 13D

CUSIP No. 157639105		Page 4 of 6

Agreement, in which case the Standstill as it applies to the Reporting Person shall be automatically amended to be substantially similar to the standstill provisions contained in such Third Party Agreement.

     In addition, pursuant to the Confidentiality Agreement, each of the Issuer and the Reporting Person agreed that, during the Term, neither such party nor any of such party’s affiliates would, directly or indirectly, solicit to employ any of the officers or key employees of the other party so long as they are employed by the other party, without obtaining the prior written consent of the other party.

Item 7. Material to be Filed as Exhibits.

     Response in Item 7 of the Schedule 13D shall be amended and supplemented as follows:

Number	Description	Location
4	Confidentiality Agreement between The Chalone Wine Group, Ltd. and Huneeus Vintners LLC dated July 8, 2004	Filed with this Second Amended Schedule 13D

SCHEDULE 13D

CUSIP No. 157639105		Page 5 of 6

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Second Amended Schedule 13D is true, complete and correct.

Date: July 8, 2004

HUNEEUS VINTNERS LLC
By:	/s/ Agustin Huneeus
	Name:	Agustin Huneeus
	Title:	Manager

SCHEDULE 13D

CUSIP No. 157639105		Page 6 of 6

EXHIBIT INDEX

Number	Description	Location
4	Confidentiality Agreement between The Chalone Wine Group, Ltd. and Huneeus Vintners LLC dated July 8, 2004	Filed with this Second Amended Schedule 13D